EXHIBIT VI

Disclosure of capital increase 1 April 2009 et al.

As part of the measures proposed by the European Union to address the impact of the financial crisis, the EIB has been asked to increase its lending activity in various sectors throughout the 27 member states. To facilitate the increase in lending targets given to the EIB, it is proposed to increase the EIB’s subscribed capital pro rata from EUR 164,808,169,000 to EUR 232,392,989,000 as of 1 April 2009. The paid-in capital will be 5 percent of the subscribed capital. The increase in paid-in capital will be effected through a transfer from the EIB’s additional reserves to its capital.

In support of the economic stimulus package  recently launched by the EU governments in tandem with the European Commission, the EIB Group expects to increase its lending activities by up to around EUR 30 billion in total for the years 2009 and 2010 combined. The increase should serve to finance projects in the energy sector, infrastructure sector, climate change related projects as well as in providing funds to small and medium size entities (SMEs). The EIB engages in SME financing in cooperation with commercial banks, which act as intermediaries channelling EIB funding to SMEs. Lending exposure to bank counterparts is generally secured and subject to limits within EIB’s overall sector and counterpart limits in order to ensure a diversified and balanced portfolio.  EIB closely follows publicly available news and, in particular, changes in external rating movements, and will, in particular, continue to monitor the concentration risk stemming from the EIB’s exposure to individual financial institutions including commercial banks.